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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 0-32383

                                    --------

(Check One):  |X| Form 10-K     |_| Form 20-F     |_| Form 11-K   |_| Form 10-Q
              |_| Form N-SAR    |_| Form N-CSR

         For Period Ended: December 31, 2005
                           -----------------

|_| Transition Report on Form 10-K    |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F    |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended: ______________________________________

  Read attached instruction sheet before preparing form. Please print or type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I - REGISTRANT INFORMATION

Full name of registrant: Pegasus Communications Corporation
Former name if applicable: N/A

c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200 Address of principal executive office (Street and number)

Bala Cynwyd, PA 19004
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City, state and zip code
                        --------------------------

PART II  - RULE 12B-25 (B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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|X|      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


         The Registrant has undergone significant downsizing as a result of the bankruptcy filing of its former operating subsidiaries on June 2, 2004 and the termination of the support services agreement on August 31, 2005, pursuant to which management services continued to be provided to the former debtor entities. In light of the Registrant's reduced resources, the registrant is still in the process of finalizing its financial statements and disclosures, and requires additional time to prepare its financial statements and to review and complete its Form 10-K for the year ended December 31, 2005.



PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Scott A. Blank       (610)           934-7098
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                (Name)           (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                |X| Yes   |_| No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As discussed in the Registrant's prior filings, including most recently in the Registrant's Form 10-Q for the quarter ended September 30, 2005, Pegasus Satellite Communications, Inc. ("Pegasus Satellite") and certain of its subsidiaries (collectively referred to herein as the "Debtors") filed for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court, District of Maine (the "Bankruptcy Court") on June 2, 2004. As a result of the Chapter 11 filing, the operations of the Debtors became subject to the jurisdiction of the Bankruptcy Court and our access to the cash flows of the Debtors became restricted. Consequently, under generally accepted accounting principles, the financial results of the Debtors were included in our consolidated results only through June 2, 2004. Subsequent to June 2, 2004, the Debtors were deconsolidated from our balance sheet, our negative investment in Pegasus Satellite of $413 million was presented using the cost method, and we no longer consolidated or recorded earnings or losses from the Debtors' operations that occurred after June 2, 2004. As a consequence of the Plan of Reorganization becoming effective on May 5, 2005, our $413 million negative investment in Pegasus Satellite was reversed and recognized in our Consolidated Statements of Operations in the second quarter of 2005, classified within discontinued operations.



    ________________________________________________________________________

                       Pegasus Communications Corporation
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006                     By: /s/ Scott A. Blank
     -----------------                     ------------------------------
                                                Scott A. Blank
                                                Senior Vice President

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.